June 23, 2006

VIA EDGAR, FACSIMILE AND FEDEX

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

File No. 001-13585

Dear Mr. Riedler:

Thank you for the comments contained in your letter dated May 23, 2006 regarding the above-referenced filing. Please note that this letter supersedes and replaces the letter filed by the Company on June 16, 2006.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your comments below, followed by the Company’s response:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Provision for title losses, page 21

1.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for title losses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the

1 First American Way · Santa Ana · CA · 92707-5913

impact this variability may have on your reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to the comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

	a.	Please disclose the amount of the title loss reserve for each year presented. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.

RESPONSE:	To assist investors in understanding the components included in our title loss reserves, we propose to include a new table in the “Critical Accounting Policies” section of our MD&A in future applicable filings, substantially in the form of the table set forth at the end of Exhibit A hereto.

	b.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for title losses. In addition please disclose the following:

1.	For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.

2.	Discuss whether and to what extent management has adjusted each of the key assumptions given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

RESPONSE:	Management is responsible for determining its best estimate of title losses based on all of the information available to it at any given point in time. By its nature, the process of arriving at this estimate involves making significant assumptions and is otherwise subject to a substantial degree of uncertainty due to the protracted length of time and the number of variables that are involved in determining what actual future claims experience will be. To better assist investors in understanding the inherent uncertainties and judgments involved in arriving at management’s best estimate, in future applicable filings, we propose to add disclosure to the “Critical Accounting Policies” section of our MD&A in substantially the form set forth as Exhibit A hereto (preceding the new table referenced in our response to comment 1a above).

We also propose to modify the disclosure contained in the title provision discussion under the heading “Provision for Title Losses and Other Claims” in the “Results of Operations” section of our MD&A to add (i) a table in substantially the form set forth on Exhibit B hereto, and (ii) a discussion similar to the paragraphs below in this comment 1b response. Please note that these paragraphs pertain to the procedures followed and judgments made by management for the fiscal year 2005. Future filings would discuss the procedures followed in the applicable period.

1 First American Way · Santa Ana · CA · 92707-5913

The Company’s IBNR reserve totaled $477.9 million at December 31, 2005, which represents management’s best estimate of the total costs required to settle all claims incurred but not reported to the Company as of that date. In arriving at management’s best estimate, management considered historical claims experience as well as current trends not fully reflected in historical claims experience. As part of management’s analysis of historical claims experience, the Company obtained a report from a third party actuary. The actuarial report identified an IBNR range of $562 million to $641 million based on the assumptions included in the actuarial model. This range excludes the estimated IBNR for United General Title Insurance Company, a company acquired in 2005.

Management identified three primary factors related to current trends or circumstances that it believes will impact claims development which, in its opinion, were not adequately incorporated into the actuarial model. The first factor is the impact of unusually high agent defalcations and escrow claims experienced in 2005; the second factor is the impact of changes in the average title insurance operating revenues per policy issued; and, the third factor is the impact of changes in refinancing activity, property turnover and the average life of a mortgage.

Agent defalcations and escrow claims totaled $35.6 million for the year ended December 31, 2005. This is the highest total for any year in the Company’s history; annual agent defalcations and escrow claims averaged $16.1 million for the three years 2004, 2003 and 2002. Agent defalcations and escrow claims usually have a very “short tail” in that claims typically become known within a year or so of the issuance of the policy. In management’s opinion, the methodologies used in 2005 by the actuaries for calculating the estimated range for the Company’s IBNR reserve did not adequately account for the abnormally high amount of “short-tail” defalcations and escrow claims.

The Company has experienced an increase in the average revenues per policy issued during the period from 2003 to 2005, which is largely due to appreciating home values, an increase in commercial activity and an increased proportion of higher premium resale orders. The Company’s management believes that title claims generally relate to, or are primarily a function of, the number and type of policies issued rather than the average revenue per policy issued. In management’s opinion, the methodologies used in 2005 by the actuaries for calculating the estimated range of the Company’s IBNR reserve did not adequately reflect the recent increases in average revenues per title policy issued.

Trends relating to greater refinancing activity, increased property turnover and hybrid adjustable rate mortgages over the last few years have “shortened” the tail of title insurance claims. Management believes that policies issued in prior years have, to a large extent, been replaced by the more recently issued policies, therefore generally terminating much of the loss exposure on the previously issued policies. The report prepared by the actuary adjusts certain claim development factors to reflect the refinance impact, but in management’s opinion, the adjustment does not fully reflect the impact of current trends and the resulting “shortened” tail. In addition, the Company believes that the tail is also shortening as a result of the high number of hybrid adjustable rate mortgages issued in 2004 and 2005. These mortgages are relatively new and generally

1 First American Way · Santa Ana · CA · 92707-5913

provide a low interest rate that is fixed for a few years (3 to 5 years), after which time the mortgages convert to an adjustable rate. The Company’s management believes that recent and likely future increases in mortgage interest rates will result in the refinancing of a high percentage of these hybrid loans when they convert to an adjustable rate. This is likely to “shorten” the claims tail for policy year 2004, and to a lesser extent, policy year 2005. Also, the average life of a mortgage loan continues to decrease as consumer behavior evolves and consumers continue to become more mobile and buy/sell their homes more frequently. In management’s opinion, this trend is likely to continue and also “shortens” the claims tail in a way that was not adequately addressed in the actuarial models utilized in developing the 2005 actuarial range.

The factors mentioned above would have reduced the actuary’s IBNR range by $114 million had those factors been considered in its report, resulting in a range of $448 million to $527 million (excluding United General).

c.	In order to show investors the potential variability in the most recent estimate of your title loss reserve, quantify and present preferably in a tabular format the effect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

RESPONSE:	We understand that disclosing the potential impact of variability of key assumptions within our estimate of title loss reserves would be helpful to a reader in understanding the impact of judgments made. However, as noted above, our estimate of loss reserves involves many different factors, including historical data and current trends, many of which change year over year based on current market conditions. The extent and variability of the factors we review each year does not lend itself to a tabular presentation. As a result, we believe that the following general sensitivity disclosure would be more relevant and transparent to investors.

The provisions for title losses as a percentage of title operating revenues were 5.0% for 2005, 4.1% for 2004 and 4.1% for 2003. A change of 1 percent in this percentage would have changed the provision for title losses and pretax earnings by approximately $57.8 million for the year ended December 31, 2005.

Liquidity and Capital Resources

Off-balance sheet arrangements and contractual obligations, page 30

2.	We note that the Company has not included its Reserve for known and incurred but not reported claims in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. In addition, it appears that scheduled interest payments on your long-term notes are excluded as well. Please refer to section IV of Financial Reporting Release 72. Due to the significant nature of these liabilities to your business, we believe that the inclusion of these obligations in the contractual obligation table will provide investors increased disclosure of your liquidity.

1 First American Way · Santa Ana · CA · 92707-5913

Please provide us, in disclosure-type format, a revised contractual obligation table which includes these obligations.

RESPONSE:	The requested revised contractual obligation table is as follows:

A summary, by due date, of the Company's total contractual obligations at December 31, 2005, is as follows:

(in thousands)	Year	Notes and contracts payable	Interest on notes and contracts payable	Operating leases	Title claim losses	Deferred interest subordinated notes	Total
	2006	$135,758	$51,855	$212,873	$135,646		$536,132
	2007	107,504	46,189	164,132	118,387		436,212
	2008	111,395	42,025	108,034	95,986		357,440
	2009	30,855	39,364	61,718	68,464		200,401
	2010	160,080	35,463	41,669	50,968		288,180
	Later years	302,997	178,560	109,022	125,495	$100,000	816,074

		$848,589	$393,456	$697,448	$594,946	$100,000	$2,634,439

The timing of title claim losses are estimated and are not set contractually. Nonetheless, based on historical claims experience, we anticipate the above payment patterns. Changes in future claim settlement patterns,

judicial decisions, legislation, economic conditions and other factors could affect the timing and amount of actual claim payments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Reserve for known and incurred but not reported claims, page 42

3.	Please tell us, in disclosure-type format, what type of contracts (short-duration or long-duration) and the specific lines of business you write in your property and casualty insurance division. In addition, please tell us how your accounting policy for property and casualty losses to record a loss expense when the relate[d] premium revenue is recognized complies with SFAS 60.

RESPONSE:	The Company writes only short-duration voluntary homeowners insurance contracts in the property and casualty insurance division. We believe that the Company has accounted properly for property and casualty losses under SFAS 60 in that losses have been recognized when the insured event occurs. In future applicable filings we will modify our disclosure to state that we recognize such losses when the insured event occurs.

1 First American Way · Santa Ana · CA · 92707-5913

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Vice President and Chief Accounting Officer

cc:	Dana Hartz
Mary Mast
Kenneth DeGiorgio
Jeffrey Robinson

1 First American Way · Santa Ana · CA · 92707-5913

EXHIBIT A

Excerpt from MD&A,

“Critical Accounting Policies”

Current Disclosure:

Provision for title losses. The Company provides for estimated title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense (the loss rate), as well as the adequacy of the ending reserves, is determined by the Company based on historical experience and other factors, including, but not limited to, changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. Management monitors the adequacy of the estimated loss reserves on a quarterly basis using a variety of techniques, including actuarial models, and adjusts the loss rate as necessary.

Proposed Future Disclosure:

Provision for title losses. The Company provides for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the loss provision rate) to total title insurance operating revenues. The Company’s management estimates the loss provision rate at the beginning of each year and reassesses the rate quarterly to ensure that the resulting incurred but not reported (IBNR) loss reserve included in the Company’s consolidated balance sheets reflects management’s best estimate of the total costs required to settle all IBNR claims.

To estimate and reassess the loss provision rate and the resulting IBNR reserve, the Company’s management analyzes historical claims experience and considers current trends that impact future claims development but are not fully reflected in historical claims experience. To help analyze historical claims experience, the Company uses an independent third party actuary. The actuary provides to the Company a report, generally twice a year, which identifies a range of reserve estimates for IBNR as well as loss rates that reflect the total expected ultimate loss by policy year as a percentage of that year’s title insurance operating revenues, based on the assumptions included in the actuarial models. The report prepared by the actuary is primarily based on the Company’s historical claim payment patterns and incurred loss patterns. Therefore, the report principally projects expected future claims patterns or development based on historical claims frequency, severity and payment patterns. It does not fully reflect current trends that impact future claims development. These trends include, among others, changes in technology (primarily impacting title searching), changes in the average revenue generated per title policy issued, changes in the types of policies issued, changes in the types of real estate transactions, changes in the average life of a mortgage, and changes in turnover of properties. The Company’s management analyzes and estimates the impact of current trends primarily by consulting with in-house claims and operations personnel, consulting with the independent third party actuary and by applying its extensive knowledge of the title insurance business. The Company’s management combines the results of its analysis of the impact of current trends with the results obtained from the actuary to determine what it considers to be an appropriate range of reserve estimates for IBNR.

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A summary of the Company’s reserves for title losses, broken down into its components of known claims and incurred but not reported claims, follows:

(in thousands except percentages)	12/31/05		12/31/04
Known claims	$117,075	19.7%	$103,694	23.0%
IBNR	477,871	80.3%	346,408	77.0%

Total title loss reserves	$594,946	100.0%	$450,102	100.0%

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EXHIBIT B

Proposed Addition to MD&A, “Results of Operations”, “Provision for Title Losses and other Claims”:

Activity in the reserve for known and incurred but not reported title insurance claims is summarized as follows:

(in thousands)	2005	2004	2003
Balance at beginning of year	$450,102	$367,771	$319,745

Provision related to:
Current year	291,473	198,361	181,114
Prior years	(31)	812	(2)

	291,442	199,173	181,112

Payments related to:
Current year	62,616	19,633	18,255
Prior years	132,564	105,559	117,896

	195,180	125,192	136,151

Purchase accounting adjustments	48,582	8,350	3,065

Balance at end of year	$594,946	$450,102	$367,771

1 First American Way · Santa Ana · CA · 92707-5913